# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ENANTA PHARMACEUTICALS INC, CIK 0001177648
CUSIP: 29251M106
Title of class of securities: COMMON STOCK, Par Value $0.01 Per Share
Address of issuer's principal executive offices: 500 ARSENAL STREET, WATERTOWN, Massachusetts (MA), 02472
Date of event which requires filing of this statement: 02/22/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001609251

## Reporting persons
- Krensavage Asset Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,086,024; sole dispositive power 0; shared dispositive power 1,086,024; aggregate amount beneficially owned 1,086,024 (5.1% of the class)
- KRENSAVAGE PARTNERS LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 979,910; sole dispositive power 0; shared dispositive power 979,910; aggregate amount beneficially owned 979,910 (4.6% of the class)
- Krensavage Partners Too, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 106,114; sole dispositive power 0; shared dispositive power 106,114; aggregate amount beneficially owned 106,114 (0.5% of the class)

## Item 1. Issuer
Name of issuer: ENANTA PHARMACEUTICALS INC
Address of issuer's principal executive offices: 500 ARSENAL STREET , WATERTOWN, MASSACHUSETTS, 02472

## Item 2. Person Filing
Name of person filing:
(i) Krensavage Partners, LP (KP) with respect to shares of Common Stock directly owned by it.

(ii) Krensavage Partners Too, LP (KPT) with respect to shares of Common Stock directly owned by it.

(iii) Krensavage Asset Management LLC (KAM) with respect to shares of Common Stock beneficially owned by it.
Address of principal business office or, if none, residence: 610 Fifth Avenue, Suite 301 New York, NY 10020
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,086,024
Percent of class: 5.1%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,086,024
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,086,024

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: As the discretionary investment manager of the KP and KPT LP's, KAM has the power to direct the voting and disposition of shares held by KP and KPT LP's.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item(s) 2(a), 2(b), 2(c), 2(d) of Ownership Group - Krensavage Partners, LP (KP) and Krensavage Partners Too, LP (KPT) and Krensavage Asset Management LLC (KAM)

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Krensavage Asset Management, LLC: /s/ Paul J. Paolino, Chief Financial Officer & Chief Compliance Officer (02/26/2024)
- KRENSAVAGE PARTNERS LP: /s/ Paul J. Paolino, Chief Financial Officer & Chief Compliance Officer (02/26/2024)
- Krensavage Partners Too, LP: /s/ Paul J. Paolino, Chief Financial Officer & Chief Compliance Officer (02/26/2024)